FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Notice dated April 15, 2015 regarding Special Shareholders Meeting to be held on April 30, 2015

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
A Special-Purpose Corporation
Registration No. 211 in the Securities Registry

April 15, 2015

Mr. Superintendent of Securities and Insurance
Av. Libertador Bernardo O'Higgins N°1449

Re: Notice of Special Shareholders Meeting

Dear Sr.:

Administradora de Fondos de Pensiones ProVida S.A. (the “Company”) hereby convenes a Special Shareholders Meeting (the “Meeting”) for April 30, 2015, to be held immediately after the regular shareholders meeting convened for 9:30 a.m. that day, at the offices located at Avenida Pedro de Valdivia 100, first floor, municipality of Providencia, Santiago.

Purpose of the Meeting.  The purpose of the Meeting is to submit to the shareholders certain supplements, specifications and/or changes to some matters contained in the resolutions adopted by the special shareholders meeting held on December 29, 2014.  At that meeting the merger (“Merger”) with MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”) was approved, among other matters.

Participation and Quorums.  The shareholders registered in the Shareholders Registry by midnight on the fifth business day prior to the date of the Meeting, i.e., midnight of April 24, 2015, may participate in the Meeting and exercise their rights to speak and vote.  The matters submitted to the Meeting will be voted on individually using a ballot system approved by the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros), unless the voting shareholders present unanimously decide to forego the voting on one or more matters and proceed by acclamation.

The proxies for the Meeting, if any, will be reviewed for correctness on the same day, time and place as the Meeting.

Matters to be submitted to a vote.  The particular matters that will be submitted for approval of the Meeting are:

(i)      Approval of new amended and restated bylaws of Acquisition Co. to include certain changes made by the Superintendence of Pensions (Superintendencia de Pensiones) to the text approved at the special shareholders meeting held on  December 29, 2014.  Those changes clarify and complement the language used in the articles on the business purpose, the procedure to fill directorship vacancies and the incompatibilities that affect the chief executive officer.

(ii)     Approval of supplemental conditions required for the Merger to take effect, in line with the request by the Superintendence of Pensions, noting that the receipt by Acquisition Co. of a pension fund manager business license is also a requirement for the Merger to take effect.

(iii)    Approval of supplements to the Financial Statements and Expert Opinions of the Company and Acquisition Co. based on the observations made by the Superintendence of Securities and Insurance to the financial statements approved at the special shareholders meeting held on December 29, 2014.

(iv)    Grant of authority to the Board of Directors to grant all necessary powers of attorney, in particular the powers of attorney to legalize, consummate and implement the Merger resolution and other adopted resolutions.

The documents on which the motions to the shareholders meeting are based, including the corrected financial statements of the Company and Acquisition Co., the supplements to the expert opinion and the revised bylaws of Acquisition Co., are available for review at www.provida.cl.

Sincerely,

Andrés Veszprémy Schilling
Alternate Chief Executive Officer
AFP Provida S.A.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	April 15, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	April 15, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer